Exhibit 99.1

TEEKAY TANKERS LTD. COMPLETES PREVIOUSLY ANNOUNCED REVERSE STOCK SPLIT

Vancouver, Canada, November 25, 2019 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today announced that it has effected its previously-announced one-for-eight reverse stock split of the Company’s Class A common shares, par value $0.01 per share, and Class B common shares, par value $0.01 per share (the Reverse Stock Split). The Company’s Class A common shares will begin trading on a split-adjusted basis on the New York Stock Exchange (NYSE), as of the opening of trading on November 25, 2019. The Company’s Class A common shares will continue to trade on the NYSE under the symbol “TNK” but have been assigned a new CUSIP number, Y8565N 300.

The Company believes that the increased market price for its Class A common shares will improve the marketability of Teekay Tankers’ Class A common shares to a broader base of potential investors.

Pursuant to the Reverse Stock Split, every eight shares of the Company’s issued and outstanding Class A common shares were combined into one Class A common share and every eight shares of the Company’s issued and outstanding Class B common shares were combined into one Class B common share, in each case, without any change to the par value per share. This reduced the number of the Company’s outstanding Class A and Class B common shares from approximately 232.0 million and 37.0 million to approximately 29.0 million and 4.6 million, respectively.

No fractional shares will be issued if, as a result of the Reverse Stock Split, a shareholder would otherwise have been entitled to a fractional share. Instead, each shareholder is entitled to receive a cash payment amount equal to the number of common shares held by the shareholder that would otherwise have been exchanged for the fractional share interest multiplied by the closing price of the Company’s Class A common shares on the NYSE on November 22, 2019. Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after November 25, 2019. Such beneficial holders may contact their bank, broker, or nominee for more information.

About Teekay Tankers

Teekay Tankers currently owns a fleet of 56 double-hull tankers (including 30 Suezmax tankers, 17 Aframax tankers and nine LR2 product tankers), has six time-chartered-in tankers, and has interests in five ship-to-ship support vessels. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. In addition, Teekay Tankers owns a ship-to-ship transfer business. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekay.com

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including the expected timing of when the Company’s Class A common shares will begin trading on a split-adjusted basis on the NYSE, the expected increase in the market price of the Company’s Class A common shares as a result of the Reverse Stock Split and the expected improvement in the marketability of such shares as a result of their increased market price. The forward-looking statements involve risks and uncertainties that should be considered in evaluating any such statement. Among the factors that may cause actual results to differ materially from the forward-looking statements are those factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2018. Teekay Tankers expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay Tankers’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.